Exhibit 99.1

CLARIENT, INC. AND SUBSIDIARIES

For the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Clarient, Inc.

Aliso Viejo, California

We have audited the accompanying consolidated balance sheet of Clarient, Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of Clarient, Inc. and subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

March 16, 2010

CLARIENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands, except par values)

September 30,
December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$10,903
Restricted cash	765
Accounts receivable, net of allowance for doubtful accounts of $8,747	21,568
Supplies inventory	1,291
Prepaid expenses and other current assets	935

Total current assets	35,462
Restricted cash	1,314
Property and equipment, net	14,346
Intangible assets, net	11,639
Goodwill	3,959
Other assets	227

Total assets	$66,947

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving lines of credit	$2,678
Related party line of credit, net of discount	—
Accounts payable	2,883
Accrued payroll	3,985
Accrued expenses and other current liabilities	3,984
Current maturities of capital lease obligations	645

Total current liabilities	14,175
Long-term capital lease obligations	604
Deferred rent and other non-current liabilities	3,055
Contingently issuable common stock	2,650

Commitments and contingencies

Preferred stock subject to redemption requirements outside the control of the issuer:
Series A convertible preferred stock $0.01 par value, authorized 8,000 shares, issued and outstanding 5,263 shares. Aggregate liquidation preference and redemption value: $55,800	38,586

Stockholders’ equity
Common stock $0.01 par value, authorized 150,000 shares, issued and outstanding 84,092 shares	841
Additional paid-in capital	172,200
Accumulated deficit	(165,164)
Accumulated other comprehensive loss	—

Total stockholders’ equity	7,877

Total liabilities and stockholders’ equity	$66,947

See accompanying notes to Consolidated Financial Statements.

CLARIENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

September 30,
For the Year Ended December 31, 2009

Net revenue	$91,599
Cost of services	39,107

Gross profit	52,492
Operating expenses:
Sales and marketing	17,380
General and administrative	23,587
Bad debt	12,927
Research and development	1,719

Total operating expenses	55,613

Loss from operations	(3,121)

Interest expense, net of interest income of $32	874
Interest expense to related parties	3,557

Loss from continuing operations before income taxes	(7,552)
Income tax benefit (see Note 18)	599

Loss from continuing operations, net of income taxes	(6,953)
Income from discontinued operations, net of income tax expense of $599, (see Notes 4 and 18)	901

Net loss	$(6,052)

Series A preferred stock beneficial conversion feature	(4,290)

Net loss applicable to common stockholders	$(10,342)

Net income (loss) per share applicable to common stockholders — basic and diluted:
Loss from continuing operations	$(0.14)

Income from discontinued operations	0.01

Net loss applicable to common stockholders	$(0.13)

Weighted-average shares used to compute net loss per common share:
Basic and diluted	77,693

See accompanying notes to Consolidated Financial Statements.

CLARIENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE LOSS

(in thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)	Comprehensive Loss
	Issued Shares	$0.01 Par Value
Balances at December 31, 2008	76,995	$770	$149,403	$(154,822)	$(91)	$(4,740)
Issuance of warrants	—	—	600	—	—	600
Exercise of warrants	1,869	19	2,062	—	—	2,081
Exercise of stock options	382	4	544	—	—	548
Issuance of common stock (excluding common stock issued as consideration for a completed business acquisition)	92	1	216	—	—	217
Issuance of restricted stock	673	6	(6)	—	—	—
Cancelled restricted stock	(9)	—	—	—	—	—
Expense related to stock options and restricted stock	—	—	2,181	—	—	2,181
Stock options issued as consideration for a completed business acquisition	—	—	744	—	—	744
Common stock issued as consideration for a completed business acquisition	4,090	41	10,103	—	—	10,144
Stock options expected to be issued as consideration for a completed business acquisition	—	—	424	—	—	424
Common stock expected to be issued as consideration for a completed business acquisition	—	—	1,639	—	—	1,639
Series A preferred stock beneficial conversion feature	—	—	4,290	(4,290)	—	—
Comprehensive loss:
Net loss	—	—	—	(6,052)	—	(6,052)	$(6,052)
Foreign currency translation adjustment	—	—	—	—	91	91	91

Comprehensive loss							$(5,961)

Balances at December 31, 2009	84,092	$841	$172,200	$(165,164)	$—	$7,877

See accompanying notes to Consolidated Financial Statements.

CLARIENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

September 30,
For the Year Ended December 31, 2009
Cash flows from operating activities:
Net loss	$(6,052)
Gain from discontinued operations (see Notes 4 and 18)	(901)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,803
Bad debt expense	12,953
Amortization of warrants to related party interest expense	2,506
Amortization of deferred financing and offering costs	446
Amortization of intangible assets	45
Stock-based compensation	2,398
Income tax benefit (see Notes 4, 14, and 18)	(599)
Changes in operating assets and liabilities, net of acquisition of ownership interest:
Interest on restricted cash	(12)
Accounts receivable, net	(14,206)
Inventories	(770)
Prepaid expenses and other assets	(738)
Accounts payable	(1,256)
Accrued payroll	191
Accrued interest on related party debt	(1,259)
Accrued expenses and other current liabilities	1,219
Deferred rent and other non-current liabilities	(915)

Net cash used in operating activities	(3,147)

Cash flows from investing activities:
Purchases of property and equipment	(4,587)
Proceeds from sale of discontinued operations, net of selling costs	1,500
Increase in restricted cash	(2,067)
Acquisition of ownership interest, net of cash acquired	5

Net cash used in investing activities	(5,149)

Cash flows from financing activities:
Proceeds from sale of preferred stock	40,000
Offering costs from sale of preferred stock	(1,414)
Proceeds from exercise of stock options and warrants	2,629
Repayments on capital lease obligations	(359)
Borrowings on revolving lines of credit	76,425
Repayments on revolving lines of credit	(87,851)
Borrowings on related party debt	5,800
Repayments on related party debt	(17,908)
Debt issuance costs	(52)

Net cash provided by financing activities	17,270

Effect of exchange rate changes on cash and cash equivalents	91

Net increase in cash and cash equivalents	9,065
Cash and cash equivalents at beginning of year	1,838

Cash and cash equivalents at end of year	$10,903

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,887
Cash paid for income taxes	—
Non cash investing and financing activities:
Property and equipment financed by capital leases	1,127
Beneficial conversion feature of Series A convertible preferred stock	4,290
Issuance of warrants in connection with borrowings from related party	600
Issuance of common stock and stock options in connection with acquisition of ownership interest (Note 15)	15,601
Issuance of common stock in consideration for research and development services	217

See accompanying notes to Consolidated Financial Statements.

CLARIENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts presented in thousands, except per share amounts)

(1) Description of Business, Basis of Presentation, Operating Segment, and Going Concern

(a) Description of Business

Clarient, Inc. and its wholly-owned subsidiaries (the “Company”) comprise an advanced oncology diagnostic services company, headquartered in Aliso Viejo, California. The Company’s mission is to help improve the lives of those affected by cancer through translating cancer discoveries into better patient care. The Company combines innovative technologies, clinically meaningful diagnostic tests, and world-class pathology expertise to provide advanced diagnostic services that assess and characterize cancer for physicians treating their patients, as well as for biopharmaceutical companies in process of clinically testing various therapies. The Company’s customers are connected to its Internet-based portal, PATHSiTE®, that delivers high resolution images and interpretative reports resulting from our diagnostic testing services.

California prohibits general corporations from engaging in the practice of medicine pursuant to both statutory and common law principles commonly known as the Corporate Practice of Medicine Doctrine (“CPMD”). In general, the CPMD prohibits non-professional corporations from employing physicians and certain other healthcare professionals who provide professional medical services. All of the Company’s pathology services are provided by, or are under the supervision of, Clarient Pathology Services, Inc. (“CPS”) under a long-term, exclusive professional services agreement by and between the Company and CPS, as amended on September 1, 2009 (the “Professional Services Agreement”). Kenneth J. Bloom, M.D. is the sole stockholder and president of CPS. Dr. Bloom also serves as the Company’s Chief Medical Officer (“CMO”), a senior management function primarily involving the technical oversight of the Company’s diagnostics services laboratory.

The Company is responsible to perform a variety of non-medical administrative services for CPS, as required under the Professional Services Agreement. The Company bills and collects for the pathology services provided by CPS. The Company in turn pays CPS a monthly professional services fee equal to the aggregate of all estimated CPS physician salaries and benefits, and all other operating costs of CPS.

(b) Basis of Presentation

The accompanying audited Consolidated Financial Statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial statements rules and regulations of the United States Securities and Exchange Commission (“SEC”). These financial statements include the financial position, results of operations, and cash flows of the Company, and the accounts of CPS, which are consolidated as required by applicable GAAP. All inter-company accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to properly conform to current period financial statement classification and presentation requirements, or to correct prior period financial statement misclassifications (see Note 18).

The preparation of the accompanying audited Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the amounts reported in the Consolidated Financial Statements and accompanying notes thereto. The Company’s most significant estimates relate to revenue recognition, allowance for doubtful accounts, and stock-based compensation expense. Actual results could differ from those estimates. As part of the financial statement preparation process, the Company also has evaluated whether any significant events have occurred after the balance sheet date of December 31, 2009 through March 16, 2010, representing the date this Annual Report on Form 10-K was filed with the SEC, and concluded that no additional disclosures or adjustments were required.

(c) Operating Segment

The Company has one reportable operating segment that delivers advanced oncology diagnostic services to community pathologists, oncologists, and biopharmaceutical companies. As of December 31, 2009, all of the Company’s services were provided within the United States, and substantially all of the Company’s assets were located within the United States.

(d) Going Concern

As of December 31, 2008, the Company expressed substantial doubt about its ability to continue as a going concern because it suffered recurring losses from operations, had negative cash flows from operations, and had working capital and net capital deficiencies. In addition, it was not probable that the Company would remain in compliance with the restrictive financial covenants in its bank credit facilities.

The Company took several actions during 2009 to address these matters, including (i) the issuance and sale of an aggregate of 5.3 million shares of Series A preferred stock for aggregate gross consideration of $40.0 million (see Note 12), (ii) the full repayment and retirement of credit facilities with Safeguard and Comerica, utilizing a portion of the proceeds from the Series A preferred stock issuance and sale (see Note 7), and (iii) the realization of general improvements in 2009 cash collections as compared to 2008. Therefore, as of December 31, 2009, the Company no longer believes there is substantial doubt about its ability to continue as a going concern.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

Net revenue for the Company’s diagnostic services is recognized on an accrual basis at the time discreet diagnostic tests are completed. Each test performed relates to a specimen encounter derived from a patient, and received by the Company on a specific date (such encounter is commonly referred to as an “accession”). The Company’s services are billed to various payors, including Medicare, private health insurance companies, healthcare institutions, biopharmaceutical companies, and patients. The Company reports net revenue from contracted payors, including certain private health insurance companies, healthcare institutions, and biopharmaceutical companies, based on the contracted rate, or in certain instances, the Company’s estimate of the amount expected to be collected for the services provided. For billing to Medicare, the Company uses the published fee schedules, net of standard discounts (commonly referred to as “contractual allowances”). The Company reports net revenue from non-contracted payors, including certain private health insurance companies, based on the amount expected to be collected for the services provided. Revenue from patient payors is based on a multiple of the Centers for Medicare & Medicaid Services (CMS) reimbursement schedule, or as applicable, patients’ co-pay or deductible obligations.

(b) Allowance for Doubtful Accounts and Bad Debt Expense

An allowance for doubtful accounts is recorded for estimated uncollectible amounts due from the Company’s various payor groups. The process for estimating the allowance for doubtful accounts involves significant assumptions and judgments. Specifically, the allowance for doubtful accounts is adjusted periodically, and is principally based upon an evaluation of historical collection experience of accounts receivable by age for the Company’s various payor classes. After appropriate collection efforts, accounts receivable are written off and deducted from the allowance for doubtful accounts. Additions to the allowance for doubtful accounts are charged to bad debt expense. The payment realization cycle for certain governmental and managed care payors can be lengthy, involving denial, appeal, and adjudication processes, and is subject to periodic adjustments that may be significant.

During the third quarter of 2009, the Company refined its model for estimating an appropriate allowance for doubtful accounts at each period end, utilizing historical payment information by payor class and receivable age, which was not previously available to the Company in sufficient form and content. The Company also further refined its identification of contractual allowances during the third quarter of 2009, which resulted in the recognition of an immaterial amount of additional contractual allowances.

(c) Stock-Based Compensation

The Company records compensation expense related to stock-based awards, including stock options and restricted stock, based on the fair value of the award, which is determined using the Black-Scholes option-pricing model. Stock-based compensation expense recognized during the period is based on the fair value of the portion of the stock-based awards that are ultimately expected to vest, and thus, the gross expense is reduced for estimated forfeitures. The Company recognizes stock-based compensation expense over the vesting period using the straight-line method for employees and ratably as tranches vest for non-employees. The Company classifies compensation expense related to these awards based on the department to which the recipient reports.

(d) Long-Lived Assets

The Company evaluates the possible impairment of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of its assets may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying value of such assets to the Company’s pretax cash flows (undiscounted and without interest charges) expected to be generated from their use in Company operations. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds fair value. Assets held for sale, when applicable, are reported at the lower of the carrying amount or fair value, less costs to sell.

One potential impairment indicator is current-period operating and/or cash flow loss, combined with a history of operating and/or cash flow losses. Because this condition applies to the Company, management evaluates the Company’s asset group for impairment at the end of each reporting period. The asset group tested for impairment comprises the Company’s entire laboratory operation, representing the lowest level of its separately identifiable cash flows. The impairment evaluation uses the Company’s operating plan and associated cash flow projection in determining the undiscounted cash flows expected to be generated by its asset group through continuing operations. Such undiscounted cash flows are next compared to the carrying amount of the asset group to determine if an impairment of the asset group is indicated.

The undiscounted net cash flows expected to be generated by the Company’s asset group exceeded the carrying amount of the asset group as of December 31, 2009, therefore, the Company’s asset group is not considered to be impaired. Such conclusion is based upon significant management judgments and estimates inherent in the operating plan and associated cash flow projections, including assumptions pertaining to net revenue growth, expense trends, and working capital management. Accordingly, changes in circumstances or assumptions could adversely impact the results of the Company’s long-lived asset impairment test.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under such method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes are reduced by a valuation allowance to an amount which is more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

(f) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of amounts held as bank deposits and any certificates or notes with an original maturity of three months or less.

Restricted cash is held as bank deposits, and serves as security deposits for the Company’s Aliso Viejo, California facility lease and a certain significant capital lease of computer hardware. Interest accrues to the Company for such accounts. The classification of restricted cash as current or non-current is dependent upon whether the contractual terms for such deposits provide for the complete release of restrictions within one year of the balance sheet date.

The Company has not experienced any significant losses on cash and cash equivalents and does not believe it is exposed to any significant loss risk due to the high-ratings of the institutions in which its balances are deposited. The Company’s unrestricted and restricted cash balances on deposit that exceed the Federal Deposit Insurance Corporation (F.D.I.C.) limits were approximately $11.6 million at December 31, 2009.

(g) Supplies Inventory

Supplies inventory consists of laboratory and research and development supplies and are stated at the lower of cost or market. Supplies inventory is accounted for under the first-in, first-out method (FIFO).

(h) Property and Equipment and Depreciation

Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Office furniture, computer, software, and laboratory equipment	Three to five years
Leasehold improvements	Shorter of useful life or remaining term of lease

Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Depreciation expense is recognized on the first day of the month subsequent to being placed into service. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the remaining lease term. All reimbursed leasehold improvements received from the Company’s landlord are recorded to deferred rent and recovered ratably through a reduction of rent expense over the term of the lease.

(i) Capitalized Internal-Use Software Costs

The Company capitalizes eligible internal-use computer software costs. Amortization begins when the internal-use computer software is ready for its intended use, and is amortized over a three to five-year period using the straight-line method.

(j) Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist of compensation and benefits for research and development personnel, license fees, related supplies inventory, certain information technology personnel, arrangements with consultants and other third parties, and allocated facility-related costs.

(k) Intangible Assets, net

Intangible assets, net, primarily consist of intellectual property represented by proprietary biomarkers in development and substantially ready for use within the Company’s diagnostic testing activities (acquired through the AGI Acquisition, discussed in Note 15). These intangible assets have associated patents or patents in process, and are amortized on a straight-line basis over estimated useful lives of seven years. The amortization period commences upon the commercialization of the related biomarker.

(l) Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs a two-step process on an annual basis, or more frequently if necessary, to determine 1) whether the fair value of the relevant reporting unit exceeds carrying value, and 2) to measure the amount of an impairment loss, if any. The “reporting unit” tested for goodwill impairment comprises the Company’s entire laboratory operation, representing its single operating segment. The fair value of the Company’s “reporting unit” is represented by the Company’s total market capitalization on the NASDAQ Capital Market as of the close of the business day on December 1, which represents our annual impairment testing date.

(m) Fair Value Measurements

The Company applies relevant GAAP in measuring the fair value of its Variable Shares (see Note 15). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

(3) Balance Sheet Detail

(a) Allowance for Doubtful Accounts

The following is the 2009 summary of activity for the allowance for doubtful accounts:

September 30,
Ending balance, December 31, 2008	$8,045
Bad debt expense	12,927
Write-offs	(12,225)

Ending balance, December 31, 2009	$8,747

(b) Property and Equipment

The following is a summary of property and equipment:

September 30,
December 31, 2009
Office furniture, computer hardware and software, and laboratory equipment	$21,480
Leasehold improvements	9,650

Total	31,130
Less: accumulated depreciation and amortization	(16,784)

Property and equipment, net	$14,346

As of December 31, 2009, the Company’s associated capital lease obligations were $1.2 million.

(c) Intangible assets

The following is a summary of intangible assets (see Note 15 for further discussion):

September 30,
December 31, 2009
Biomarkers	$11,349
In-process research and development	76
Issued patents	26
Patent applications	123
Non-compete agreements	110
Less: accumulated amortization	(45)

Intangible assets, net	$11,639

The following is a summary of the estimated useful life, estimated annual amortization expense, and expense classification of the Company’s intangible assets:

	September 30,	September 30,	September 30,
	Estimated Useful Life (years)	Estimated Annual Amortization	Consolidated Statement of Operations Classification
Biomarkers	7	$1,621	Cost of services
In-process research and development	7	11	Research and development
Issued patents	7	4	Cost of services
Patent applications	7	18	Cost of services
Non-competition agreements	3	37	Research and development

Total		$1,691

(4) Discontinued Operations

On March 8, 2007, the Company sold its instrument systems business (the “ACIS Business”), consisting of certain tangible assets, inventory, intellectual property (including the Company’s former patent portfolio and the ACIS and ChromaVision trademarks), contracts, and related assets to Carl Zeiss MicroImaging, Inc. and one of its subsidiaries (collectively, “Zeiss”) for an aggregate purchase price of $12.5 million. The $12.5 million consisted of $11.0 million in cash and an additional $1.5 million in contingent purchase price, subject to the satisfaction of certain post-closing conditions through March 8, 2009 relating to transferred intellectual property (the “ACIS Sale”). As part of the ACIS Sale, the Company entered into a license agreement with Zeiss that granted the Company a non-exclusive, perpetual and royalty-free license to certain of the transferred patents, copyrights, and software code for use in connection with imaging applications (excluding sales of imaging instruments) and the Company’s oncology diagnostic services business.

In March 2009, Zeiss’ management acknowledged the satisfaction of the post-closing conditions of the ACIS Sale and the associated $1.5 million payment due, which the Company subsequently received on April 8, 2009. The Company recorded the $0.9 million as income from discontinued operations, net of income taxes (see Note 18), within the accompanying Consolidated Statements of Operations for the year ended December 31, 2009.

The Company retains certain indemnification obligations to Zeiss for any third party claims surviving through the applicable statute of limitations. The Company believes the likelihood of a raised claim(s) is remote and, in any case, would be immaterial in value.

(5) Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“FASB Codification”) became the single source of authoritative nongovernmental GAAP on July 1, 2009. The FASB Codification became effective for financial statements that cover interim and annual periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current GAAP, the FASB Codification does not affect GAAP, but rather organizes historical accounting pronouncements by approximately 90 accounting topics. Accordingly, the Company describes herein, in general, pertinent GAAP where applicable and/or cites the associated FASB Codification reference, rather than the historical reference for such GAAP guidance.

In September 2006, a common definition for fair value was established and is required to be applied to GAAP as applicable. The guidance also establishes a framework for measuring fair value and expands disclosure about such fair value measurements, and became effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. Subsequent GAAP guidance deferred the effective date for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of the aforementioned GAAP for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on the Company’s consolidated financial position and results of operations. The adoption of aforementioned GAAP for nonfinancial assets and nonfinancial liabilities, effective January 1, 2009, had no impact on the Company’s consolidated financial position, results of operations, and cash flows.

In December 2007, developments in GAAP significantly changed the accounting and required financial statement disclosures for business combinations for acquisitions occurring on or after January 1, 2009. See Note 15 for the Company’s business combination accounting disclosure in 2009. Under such guidance, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. Further changes in the accounting treatment for certain specific items include:

•	Transaction costs are generally expensed as incurred. These costs were previously treated as costs of the acquisition;

•

Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in operations. Contingent consideration was previously accounted for as a subsequent adjustment of purchase price;

•	In-process research and development (IPR&D) is recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date; and

•

Subsequent decreases in valuation allowances on acquired deferred tax assets are recognized in operations after the measurement period. Such changes were previously considered to be subsequent changes in consideration and were recorded as decreases in goodwill.

In April 2009, additional GAAP guidance was released that affects the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends the accounting for assets and liabilities arising from contingencies in a business combination. Such guidance was effective January 1, 2009, and requires pre-acquisition contingencies to be recognized at fair value, if fair value can be reasonably determined during the measurement period. If fair value cannot be reasonably determined, measurement is required to be based on the recognition and measurement criteria of GAAP applicable for accounting for contingencies. See Note 15 for the impact of Company’s business combination accounting in 2009.

In June 2008, GAAP guidance was released for determining whether instruments granted in share-based payment transactions are participating securities. Under such guidance, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether they are paid or unpaid, are considered participating securities and should be included in the computation of earnings per share pursuant to the two-class method. As required, the Company adopted such guidance retrospectively effective January 1, 2009, though it did not affect the Company’s consolidated financial position, results of operations, cash flows, or loss per common share in prior periods. Income (loss) per share attributable to common stockholders was affected in the year ended December 31, 2009, as disclosed in Note 9.

(6) Significant Risks and Uncertainties

Credit risk with respect to the Company’s accounts receivable is generally diversified due to the large number of payors that comprise its customer base. The Company has significant receivable balances with government payors, health insurance carriers, health care institutions, biopharmaceutical companies, and patients. The Company’s receivable balances are not supported by collateral.

The laboratory services industry faces challenging billing and collection procedures. The cash realization cycle for certain governmental and managed care payors can be lengthy and may involve denial, appeal, and adjudication processes. Collection of governmental, private health insurer, and client receivables are generally a function of providing complete and accurate billing information to such parties within the various filing deadlines. Receivables due from clients and patients, in particular, are generally subject to increased credit risk as compared to the Company’s other payors, due to the clients’ and patients’ credit worthiness or inability to pay.

The percentage of the Company’s gross accounts receivable of $30.3 million as of December 31, 2009, by primary payor class is as follows:

September 30,
December 31, 2009
Governmental (Medicare and Medicaid)	20%
Private health insurers	43%
Clients (pathologists, hospitals, clinics, and biopharmaceutical companies)	18%
Patients (indirect bill)	10%
Patients (direct bill)	9%

Total	100%

The Company’s aged gross accounts receivable in total, and by payor class, as of December 31, 2009 is as follows:

	September 30,	September 30,
As of December 31, 2009 - Total	Gross Amount	Percent of Total
Total	$30,315	100%

Unbilled	4,819	16%
Current	5,817	19%
31-60 days past due	4,341	14%
61-90 days past due	2,799	9%
91-120 days past due	1,963	6%
121-150 days past due	1,299	4%
Greater than 150 days past due	9,277	32%

	September 30,	September 30,
Governmental payors (Medicare and Medicaid)	Gross Amount	Percent of Total
Total	$5,989	100%

Unbilled	1,508	25%
Current	1,332	22%
31-60 days past due	517	9%
61-90 days past due	335	6%
91-120 days past due	228	4%
121-150 days past due	204	3%
Greater than 150 days past due	1,864	31%

	September 30,	September 30,
Private health insurer payors	Gross Amount	Percent of Total
Total	$13,009	100%

Unbilled	2,391	18%
Current	1,989	15%
31-60 days past due	1,395	11%
61-90 days past due	1,069	8%
91-120 days past due	728	6%
121-150 days past due	580	5%
Greater than 150 days past due	4,857	37%

	September 30,	September 30,
Client (pathologists, hospitals, clinics, and biopharmaceutical) payors	Gross Amount	Percent of Total
Total	$5,433	100%

Unbilled	585	11%
Current	1,791	33%
31-60 days past due	1,570	29%
61-90 days past due	530	10%
91-120 days past due	299	5%
121-150 days past due	164	3%
Greater than 150 days past due	494	9%

	September 30,	September 30,
Patient payors (indirect bill)	Gross Amount	Percent of Total
Total	$2,992	100%

Unbilled	—	—
Current	137	5%
31-60 days past due	343	11%
61-90 days past due	337	11%
91-120 days past due	302	10%
121-150 days past due	275	9%
Greater than 150 days past due	1,598	54%

	September 30,	September 30,
Patient payors (direct bill)	Gross Amount	Percent of Total
Total	$2,892	100%

Unbilled	335	12%
Current	569	19%
31-60 days past due	516	18%
61-90 days past due	528	18%
91-120 days past due	405	14%
121-150 days past due	76	3%
Greater than 150 days past due	463	16%

As of December 31, 2009, the Company maintained an $8.7 million allowance for doubtful accounts in order to carry accounts receivable at the estimated net realizable value of $21.6 million, as presented within the accompanying Consolidated Balance Sheets. The allowance for doubtful accounts is an estimate that involves considerable professional judgment. As such, the Company’s actual collection of its December 31, 2009 accounts receivable may materially differ from management’s estimate for reasons including, but not limited to: customer mix, concentration of customers within the healthcare sector, and the general downturn in the United States economy.

(7) Lines of Credit

The following table summarizes the Company’s outstanding debt at its carrying value at December 31, 2009. The Company believes the carrying amount of its outstanding debt approximates fair value based upon its short-term nature and associated interest rate.

September 30,
December 31, 2009
Gemino Facility	$2,678
Capital lease obligations	1,249
Safeguard Mezzanine Financing	—
Comerica Facility	—

Subtotal	3,927
Less: Unamortized discount on Mezzanine Facilities	—

Total debt	3,927
Less: Short-term debt, including current maturities of capital lease obligations	(3,323)

Long-term capital lease obligations	$604

On March 25, 2009, the Company entered into the Oak Purchase Agreement, pursuant to which the Company agreed to sell and issue to Oak, up to an aggregate of 6.6 million shares of convertible preferred stock in two or more tranches for aggregate consideration of up to $50.0 million. The Company closed two tranches with Oak in March and May 2009 for an aggregate 5.3 million shares of convertible preferred stock for aggregate consideration of $40.0 million. After paying investment banking and legal fees, the Company used a portion of the net proceeds to repay in full and terminate its revolving credit agreements with Comerica Bank and Safeguard (defined below) during the first half of 2009.

Gemino Facility

On July 31, 2008, the Company entered into a secured credit agreement (the “Gemino Facility”) with Gemino Healthcare Finance, LLC (“Gemino”), which was amended on February 27, 2009 (the “February 2009 Gemino Amendment”), on November 13, 2009 (the “November 2009 Gemino Amendment”), and December 21, 2009 (the “December 2009 Gemino Amendment”). The Gemino Facility is a revolving facility under which the Company may borrow up to $8.0 million, secured by the Company’s accounts receivable and related assets. The November 2009 Gemino Amendment extended the Gemino Facility’s maturity date to January 31, 2011. The December 2009 Gemino Amendment joined AGI (see Note 15) as a borrower under the Gemino Facility.

Outstanding borrowings under the Gemino Facility were $2.7 million at December 31, 2009. The amount which the Company is entitled to borrow under the Gemino Facility at a particular time is based on the amount of the Company’s qualified accounts receivable and certain liquidity factors ($5.3 million availability as of December 31, 2009). During 2008, borrowings under the Gemino Facility bore interest at an annual rate equal to 30-day LIBOR (subject to a minimum annual rate of 2.50% at all times) plus an applicable margin of 5.25% during 2008. As a result of the February 2009 Gemino Amendment, borrowings under the Gemino Facility bear interest at an annual rate equal to 30-day LIBOR (subject to a minimum annual rate of 2.50% at all times) plus an applicable margin of 6.0% during 2009 and 2010. The Company was also required to pay a commitment fee of 0.75% per year on the daily average of unused credit availability (reduced to 0.50% with the November 2009 Gemino Amendment, as discussed below), and is required to pay a collateral monitoring fee of 0.40% per year on the daily average of outstanding borrowings. Interest expense on the Gemino Facility for the year ended December 31, 2009 and 2008, was $0.5 million and $0.2 million, respectively. Such amounts are included in interest expense within the accompanying Consolidated Statements of Operations

The February 2009 Gemino Amendment eliminated the formerly-existing minimum adjusted EBITDA covenant and replaced it with a covenant that requires the Company to maintain a “fixed charge coverage ratio” on an annualized basis of 1.00 through June 30, 2009, 1.10 through September 30, 2009, and 1.20 through December 31, 2009 (though the November 2009 Gemino Amendment removed the “fixed charge coverage ratio” through December 31, 2009, as discussed below). The “fixed charge coverage ratio” is defined as the ratio of EBITDA (net income plus interest expense, tax expense, depreciation/amortization expense, and stock-based compensation expense), to the sum of (i) interest expense paid in cash on the Gemino Facility, (ii) payments made under capital leases, (iii) unfinanced capital expenditures, and (iv) taxes paid.

The February 2009 Gemino Amendment increased the Company’s capital expenditure limit to $7.5 million in each fiscal year. For the twelve months ending December 31, 2009, the Company’s aggregate capital expenditures were $4.6 million. The February 2009 Gemino Amendment also modified the minimum level of “excess liquidity” covenant, increasing its threshold from $2.0 million to $3.0 million, though such covenant was subsequently eliminated with the November 2009 Gemino Amendment, as discussed below.

The November 2009 Gemino Amendment (i) extended the maturity date of the Gemino Facility from January 31, 2010 to January 31, 2011, (ii) removed the “excess liquidity” covenant, (iii) increased the facility’s “advance rate” from 75% to 85%, (iv) eliminated the minimum “fixed charge coverage ratio” covenant through December 31, 2009, (v) includes a “maximum loan turnover ratio” covenant (defined as the average monthly loan balance divided by average monthly cash collections multiplied by 30 days) of 35 days only for the three months ended December 31, 2009 (for the three months ended December 31, 2009 the Company’s calculated “maximum loan turnover ratio” was 18 days), (vi) requires a minimum annualized “fixed charge coverage ratio” covenant of 1.00 for the three months ending March 31, 2010, 1.10 for six months ending June 30, 2010, 1.20 for the nine months ending September 30, 2010, and 1.20 for the twelve months ending December 31, 2010 and thereafter, and (vii) reduced the commitment fee from 0.75% to 0.50% per year on the daily average of unused credit availability.

The Gemino Facility also contains a “material adverse change” clause (“MAC”) clause. If the Company encountered difficulties that would qualify as a MAC in its (i) operations, (ii) condition (financial or otherwise), or (iii) ability to repay amounts outstanding under the Gemino Facility, it could be cancelled at Gemino’s sole discretion. Gemino could then elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness.

Comerica Facility

On March 26, 2009, the Company fully repaid the $9.8 million outstanding balance under its $12.0 million revolving credit agreement with Comerica Bank (the “Comerica Facility”), using a portion of the proceeds from the initial closing of the Oak Private Placement. The Comerica Facility was terminated at such time, as was Safeguard’s guarantee of the Comerica Facility (as described below). The Company maintains a $1.5 million standby letter of credit with Comerica Bank which is fully supported by a restricted cash account for the same amount. The letter of credit is for the benefit of the Company’s landlord of its leased facility in Aliso Viejo, California.

Borrowings under the Comerica Facility bore interest through February 27, 2009, at Comerica’s prime rate minus 0.5%, or at the Company’s option, at a rate equal to 30-day LIBOR plus 2.45%. The Comerica Facility was amended on February 27, 2009, and as a result, until its retirement on March 26, 2009, borrowings under the Comerica Facility bore interest at the Company’s option of: (i) 0.5% plus the greater of Comerica’s prime rate or 1.75%, or (ii) 30-day LIBOR plus 2.40%. The interest expense on the outstanding balance under the Comerica Facility for the year ended December 31, 2009 (excluding the usage and guarantee fees charged by Safeguard as described below), was $0.1 million. Such amount is included in interest expense within the accompanying Consolidated Statement of Operations.

Safeguard Delaware, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc. (“Safeguard”), the Company’s largest single stockholder, guaranteed the Company’s borrowings under the Comerica Facility in exchange for 0.5% per year of the total amount guaranteed plus 4.5% per year of the daily-weighted average principal balance outstanding. Additionally, the Company was required to pay Safeguard a quarterly usage fee of 0.875% of the amount by which the daily average outstanding principal balance under the Comerica Facility exceeded $5.5 million. The usage and guarantee fees charged by Safeguard for the Comerica Facility for the year ended December 31, 2009 were $0.1 million. Such amount is included in interest expense to related parties within the accompanying Consolidated Statement of Operations.

Safeguard Mezzanine Financing

On March 7, 2007, the Company entered into a senior subordinated revolving credit facility with Safeguard (the “Initial Mezzanine Facility”). The Initial Mezzanine Facility provided the Company with up to $12.0 million in working capital funding, but was reduced by $6.0 million as a result of the ACIS Sale discussed in Note 4. The Initial Mezzanine Facility’s annual interest rate was 12.0%. In connection with the Initial Mezzanine Facility, the Company issued Safeguard 0.3 million common stock warrants to satisfy Safeguard’s commitment fees and maintenance and usage fees. The fair value of these common stock warrants was determined using the Black-Scholes option pricing model, and was initially expensed over the term of the Initial Mezzanine Facility, though the term was subsequently extended to coincide with the term of the New Mezzanine Facility (defined below).

On March 14, 2008, the Company entered into an amended and restated senior subordinated revolving credit facility with Safeguard (the “New Mezzanine Facility”) to refinance, renew, and expand the Initial Mezzanine Facility. The New Mezzanine Facility, which had a stated maturity date of April 15, 2009, provided the Company with up to $21.0 million in working capital funding. Borrowings under the New Mezzanine Facility bore interest at an annual rate of 12.0% through September 30, 2008 and 13.0% thereafter. Proceeds from the New Mezzanine Facility were used to refinance indebtedness under the Initial Mezzanine Facility, for working capital purposes, and to repay in full and terminate the Company’s former credit facility with GE Capital, which included certain equipment lease obligations.

In connection with the New Mezzanine Facility, the Company issued Safeguard 1.6 million common stock warrants upon its signing. The Company was also required to issue Safeguard an additional 2.2 million common stock warrants, in four equal tranches of 0.55 million if the balance of the New Mezzanine Facility had not been reduced to $6.0 million or less on or prior to May 1, 2008, July 1, 2008, September 1, 2008, and November 1, 2008, respectively. Such reduction was not accomplished and as a result, 0.55 million common stock warrants were issued on each of June 10, 2008, July 2, 2008, September 2, 2008, and November 6, 2008, respectively.

The fair value of the 1.6 million common stock warrants issued on March 14, 2008 and the 2.2 million common stock warrants issued from June 2008 through December 2008 was measured on March 14, 2008, the date of the New Mezzanine Facility commitment. The fair value of any unissued common stock warrants associated with the New Mezzanine Facility was measured and adjusted at each subsequent quarter end. The fair value of all such common stock warrants has been treated for accounting purposes as a debt discount of the New Mezzanine Facility and additional paid-in-capital. As such, the Company began accreting the debt discount in the first quarter of 2008 (as adjusted for the change in fair value of any contingent warrants at each quarter-end) over the term of the New Mezzanine Facility through recording interest expense to related parties on a straight-line basis.

The fair value of the common stock warrants issued to Safeguard in connection with the Initial Mezzanine Facility and New Mezzanine Facility was determined using the Black-Scholes option pricing model with the following inputs: zero dividends, a risk-free interest rate ranging from 3.4% to 4.5% (equal to the U.S. Treasury yield curve for the warrants’ term on the date of issuance), and expected stock volatility of 66% to 85% (measured using weekly price observations for a period equal to the warrants’ term).

On February 27, 2009, the Company entered into an amended and restated senior subordinated revolving credit facility with Safeguard (the “Third Mezzanine Facility”) to refinance, renew, and expand the New Mezzanine Facility. The Third Mezzanine Facility had a stated maturity date of April 1, 2010 and provided the Company with up to $30.0 million in working capital funding through March 25, 2009. Borrowings under the Third Mezzanine Facility bore interest at an annual rate of 14.0%, capitalized monthly to the principal balance. Upon the signing of the Third Mezzanine Facility, the Company issued Safeguard 0.5 million fully vested common stock warrants with a five year term and an exercise price equal to $1.376.

In connection with the Initial Oak Closing on March 26, 2009, the Company repaid $14.0 million of the outstanding balance under the Third Mezzanine Facility. Also on March 26, 2009, the Company and Safeguard amended the Third Mezzanine Facility, which resulted in the reduction of its total availability from $30.0 million to $10.0 million. The Second Oak Closing occurred on May 14, 2009, and at such time, the Company repaid the remaining outstanding balance (including accrued interest) of the Third Mezzanine Facility of $5.7 million, which was cancelled upon repayment.

In connection with the $20.0 million reduction in availability of the Third Mezzanine Facility on March 26, 2009, the Company assessed the associated unamortized debt issuance costs of $1.7 million as of such date. The 67% reduction in borrowing capacity ($20.0 million divided by $30.0 million) resulted in the expensing of debt issuance costs (which included unamortized warrant expense) in such proportion, totaling $1.1 million, which was recorded to interest expense to related parties in the first quarter of 2009 and included in interest expense within the accompanying Consolidated Statements of Operations for the year ended December 31, 2009. The remaining unamortized debt issuance costs ($0.5 million as of March 31, 2009) was fully amortized through May 14, 2009, and included in interest expense to related parties within the accompanying Consolidated Statements of Operations for the year ended December 31, 2009.

The interest expense on the outstanding balance under the Mezzanine Facilities, including the amortization of the fair value of issued warrants (see tables below), for the year ended December 31, 2009 was $3.6 million. Such amount is included in interest expense to related parties within the accompanying Consolidated Statement of Operations.

The table below summarizes the common stock warrant activity associated with the Initial Mezzanine Facility:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Number of warrants	Exercise Price	Warrant Term	Warrant Issuance Date	Warrant Expiration Date	Fair Value	Interest Expense Recognized Year Ended 2009
125,000*	$0.01	4 years	March 7, 2007	March 7, 2011	$204	$23
62,500	1.39	4 years	March 7, 2007	March 7, 2011	69	8
31,250*	0.01	4 years	November 14, 2007	November 14, 2011	62	11
31,250*	0.01	4 years	December 17, 2007	December 17, 2011	61	13
31,250*	0.01	4 years	March 5, 2008	March 5, 2012	62	16

Total					$458	$71

The table below summarizes the common stock warrant activity associated with the New Mezzanine Facility:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Number of warrants	Exercise Price	Warrant Term	Warrant Issuance Date	Warrant Expiration Date	Fair Value	Interest Expense Recognized Year Ended 2009
1,643,750*	$0.01	5 years	March 14, 2008	March 14, 2013	$2,666	$703
550,000*	0.01	5 years	June 10, 2008	June 11, 2013	1,140	300
550,000*	0.01	5 years	July 2, 2008	July 2, 2013	1,095	289
550,000*	0.01	5 years	September 2, 2008	September 2, 2013	1,167	308
550,000*	0.01	5 years	November 6, 2008	November 6, 2013	890	235

Total					$6,958	$1,835

*	On November 20, 2008 Safeguard exercised the indicated common stock warrants plus an additional 0.1 million warrants issued in January 2007 in connection with its guarantee of the Comerica Facility. In December 2009, Safeguard exercised 0.5 million warrants issued in December 2005 in connection with the Company’s closing of a $9.0 million private stock offering.

The table below summarizes the common stock warrant activity associated with the Third Mezzanine Facility:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Number of Warrants Issued	Exercise Price	Warrant Term	Warrant Issuance Date	Warrant Expiration Date	Fair Value	Interest Expense Recognized for the Year Ended 2009
500,000	$1.376	5 years	February 27, 2009	February 27, 2014	$600	$600

Total					$600	$600

(8) Equipment Financing

On March 31, 2009, the Company entered into a three-year capital lease with Hitachi Data Systems Credit Corporation for computer equipment and related software with a fair value on such date of $1.2 million, associated with the Company’s initiative to upgrade its information technology infrastructure. The Company also has a number of active laboratory equipment and office equipment leases (capital and operating) with various providers as of December 31, 2009.

The Company’s capital lease obligations as of December 31, 2009 are as follows:

September 30,
2010	$733
2011	498
2012	141

Subtotal	1,372
Less: interest	(123)

Total	1,249
Less: current portion	(645)

Capital lease obligations, long-term portion	$604

(9) Net Loss Per Share Information

Effective January 1, 2009, the Company adopted applicable GAAP guidance affecting its earnings per share (“EPS”) presentation, requiring that unvested stock-based compensation awards containing non-forfeitable rights to dividends are participating securities and should be included in the basic EPS calculation using the two-class method. Under the two-class method, all earnings (distributed and undistributed) are allocated to common stock and participating securities (defined below), based on their respective rights to receive dividends.

The Company grants restricted stock awards from time to time under its stock-based compensation plan, which generally entitles recipients to non-forfeitable rights to dividends, if and when declared. The Company’s Series A convertible preferred stockholders (see Note 12) also have non-forfeitable rights to dividends, if and when declared. Accordingly, such unvested restricted stock awards and Series A convertible preferred stock are considered “participating securities.”

Participating securities are included in the computation of EPS under the two-class method in periods of net income, but are not included in the computation of EPS in periods of net loss (or when distributions, or their accounting equivalents — such as an amortized beneficial conversion feature, are in excess of net income), since the contractual terms of the participating securities do not require the holders’ funding of the Company’s losses. Basic and diluted EPS was computed by dividing net loss applicable to common stockholders by the weighted-average outstanding common shares during each period, as summarized in the tables below:

September 30,
Year Ended December 31, 2009
Basic and diluted EPS numerator:
Loss from continuing operations, net of income taxes	$(6,953)
Series A convertible preferred stock beneficial conversion feature (see Note 12)	(4,290)

Loss from continuing operations applicable to common stockholders, net of income taxes	$(11,243)
Income from discontinued operations, net of income taxes	901

Net loss applicable to common stockholders	$(10,342)

Net income (loss) per share — basic and diluted:
Loss from continuing operations, net of income taxes	$(0.14)
Income from discontinued operations, net of income taxes	0.01

Net income (loss) applicable to common stockholders	$(0.13)

Income (loss) per share amounts are computed independently for income (loss) from continuing operations, income (loss) from discontinued operations and net income (loss). As a result, the sum of per share amounts from continuing operations and discontinued operations may not equal the total per share amounts for net income (loss). Additionally, income (loss) per share amounts are computed independently for each quarter. As a result, the sum of the per share amounts for each quarter may not equal the year-to-date amounts.

The following share amounts were used to compute basic and diluted weighted-average outstanding common shares (in periods of net loss, or when distributions or equivalents were in excess of net income, the anti dilutive effects of participating securities, stock options, and warrants, were properly excluded):

September 30,
Year Ended December 31, 2009

Basic and diluted EPS denominator:
Weighted-average outstanding common shares	77,693

The following Company securities were outstanding at December 31, 2009 and their weighted average affects were excluded from the above calculations of net income (loss) per share because their impact would have been anti dilutive:

September 30,
Outstanding at December 31, 2009

Series A convertible preferred stock (as converted — see Note 13)	21,053
Common stock options	8,083
Common stock warrants	1,413
Unvested restricted stock	569

Total	31,118

(10) Comprehensive Loss

Comprehensive loss consists of net loss and all changes in stockholders’ deficit from non-stockholder sources. The following summarizes the components of the Company’s comprehensive loss:

September 30,
Year Ended December 31, 2009

Net loss	$(6,052)

Foreign currency translation adjustment	91

Comprehensive loss	$(5,961)

(11) Stock-Based Compensation

2007 Incentive Award Plan

The Company has one active stockholder-approved stock plan, the 2007 Incentive Award Plan (the “2007 Plan”), which replaced the Company’s former stockholder-approved stock plan (the “1996 Plan”). The 2007 Plan provides for the grant of incentive stock options and nonqualified stock options, restricted stock awards and restricted stock units, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, performance bonus awards, and performance-based awards.

The maximum number of shares of the Company’s common stock available for issuance under the 2007 Plan is 5.0 million shares (which increased from 4.0 million shares due to an stockholder-approved amendment of the 2007 Plan in June 2009), plus additional availability from forfeited shares under the 1996 Plan. As of December 31, 2009, 0.6 million shares were available for grant. The Company does not hold treasury shares, and therefore all shares issued through exercised stock options are through unissued shares that are authorized and reserved under the 2007 Plan. It is the Company’s policy that before stock is issued through the exercise of stock options, the Company must first receive all required cash payment for such shares

Stock-based awards are governed by agreements between the Company and the recipients. Incentive stock options and nonqualified stock options may be granted under the 2007 Plan at an exercise price of not less than 100% of the closing fair market value of the Company’s common stock on the respective date of grant. The grant date is generally the date the award is approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”), though for aggregate awards of 50,000 or less in each quarter, the grant date is the date the award is approved by the Company’s chief executive officer. The Company’s standard stock-based award vests 25% on the first anniversary of the date of grant, or for new hires, the first anniversary of their initial date of employment with the Company. Awards vest monthly thereafter on a straight-line basis over 36 months. Stock options must be exercised, if at all, no later than 10 years from the date of grant. Upon termination of employment with the Company, vested stock options may be exercised within 90 days from the last date of employment. In the event of an optionee’s death, disability, or retirement, the exercise period is 365 days from the last date of employment.

Stock-based Compensation Expense

Stock-based compensation recognized in the Consolidated Statement of Operations, is as follows:

September 30,
Year Ended December 31, 2009
Cost of services	$252
Operating expenses	1,929

Total stock-based compensation expense	$2,181

Employee stock-based compensation expense for the year ended December 31, 2009 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Applicable GAAP requires forfeitures to be estimated at the time of grant and prospectively revised if actual forfeitures differ from those estimates. The Company estimates forfeitures of stock options using the historical exercise behavior of its employees. For purposes of this estimate, the Company has identified two groups of employees. The estimated forfeiture rate of each group is as follows:

September 30,
Forfeiture rates 2009
Executive and senior management group	5%
Staff group	8%

As of December 31, 2009, there was $3.6 million of unamortized stock option compensation expense, net of expected forfeitures. The Company expects to recognize this expense over a weighted average period of 2.9 years.

As of December 31, 2009, there was $1.8 million of unamortized compensation expense for restricted stock awards, net of expected forfeitures, which the Company expects to recognize over a weighted average period of 3.4 years.

Valuation Assumptions

The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option-pricing model. The following assumptions were used to determine fair value for the stock awards granted:

September 30,
Year Ended December 31, 2009
Dividend yield	0%
Volatility (a)	63% to 70%
Average expected option life (b)	5.0 years
Risk-free interest rate (c)	2.1% to 2.8%

(a)	Measured using weekly price observations for a period equal to the stock options’ expected term.

(b)	Determined by the historical stock option exercise behavior of the Company’s employees.

(c)	Based upon the U.S. Treasury yield curve in effect at the end of the quarter that the options were granted (for a period equaling the stock options’ expected term).

The fair value of restricted stock awards are determined using the Company’s closing stock price on the date of grant multiplied by the respective number of awards granted.

Stock Option Activity

Stock option activity is summarized as follows:

	September 30,	September 30,	September 30,	September 30,
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value*
Outstanding at December 31, 2008	6,332	$1.55
Options granted**	2,575	2.00
Options exercised	(382)	1.43
Options forfeited and cancelled	(442)	2.19

Outstanding at December 31, 2009	8,083	$1.67	6.21 years	$8,253

Options vested and expected to vest at December 31, 2009	7,844	$1.66	6.15 years	$8,086
Options exercisable (fully vested) at December 31, 2009	4,571	$1.42	4.38 years	$5,672

*	Represents the total difference between the Company’s closing stock price on the last trading day of 2009 and the stock option exercise price, multiplied by the number of in-the-money options as of December 31, 2009. The amount of intrinsic value will change based on the fair market value of the Company’s stock.

**	Amount includes 0.6 million stock option grants issued outside of the 2007 Plan in connection with the acquisition of AGI (see Note 15). As part of the terms of the acquisition, the Company was obligated to exchange all outstanding AGI stock options to Company stock options in accordance with a contractual exchange rate and exercise price, resulting in the issuance of 0.6 million options with an exercise price of $0.40 per share.

September 30,
Year Ended December 31, 2009
Aggregate grant date fair value of options	$2,048
Weighted-average grant date fair value	$1.22 per option
The total intrinsic value of options exercised (stock price at exercise minus exercise price)	$927
Cash received by the Company from option exercises	$548
Tax benefit to the Company for tax deductions from options exercised (see Note 14)	$486

Restricted Stock Award Activity

The Company’s restricted stock awards activity is summarized as follows:

	September 30,	September 30,
	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2008	218	$2.36
Granted	477	$4.03
Released	(126)	—

Unvested at December 31, 2009	569	$3.73

(12) Stock Transactions

Acquisition of Applied Genomics, Inc.

On December 21, 2009, the Company completed the acquisition of all the issued and outstanding stock of Applied Genomics, Inc. (“AGI”) in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of December 21, 2009, by and between the Company and AGI. The purchase price for AGI consisted of 4.4 million of the Company’s common shares, and a maximum of an additional 3.2 million of its common shares to the former AGI stockholders (inclusive of exchanged stock option awards), upon the achievement of certain revenue and scientific publication milestones by December 31, 2012. See Note 15 for further discussion of the AGI acquisition.

Stock Purchase Agreement with Oak Investment Partners XII, Limited Partnership

On March 25, 2009, the Company entered into a stock purchase agreement (“Oak Purchase Agreement”) with Oak Investment Partners XII, Limited Partnership (“Oak”). In reliance on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), the Company agreed to sell Oak up to an aggregate of 6.6 million shares of its Series A convertible preferred stock, $0.01 par value (the “Preferred Shares”) in two or more tranches (the “Oak Private Placement”) for aggregate consideration of up to $50.0 million. The initial closing of the Oak Private Placement occurred on March 26, 2009, at which time the Company issued and sold an aggregate of 3.8 million Preferred Shares (the “Initial Oak Closing Shares”) for aggregate consideration of $29.1 million.

The second closing of the Oak Private Placement occurred on May 14, 2009, at which time the Company issued and sold an aggregate of 1.4 million Preferred Shares (the “Second Oak Closing Shares”) for aggregate consideration of $10.9 million. Upon the sale of the Second Oak Closing Shares, Safeguard’s ownership of issued and outstanding voting securities decreased from 50.2% to 47.3%, and Oak’s ownership of issued and outstanding voting securities increased from 16.6% to 21.4% (on an if-converted basis for Preferred Shares), though it is 20.0% as of December 31, 2009, as adjusted for certain stock activity since May 2009.

On March 25, 2009, the effective date of the Oak Purchase Agreement, the Company’s stock price on the NASDAQ Capital Market closed at $1.71 per share, however, the applicable conversion price of the Preferred Shares under the Oak Purchase Agreement is initially $1.90 per common share. On May 14, 2009, the date of the Second Oak Closing, the Company’s stock price on the NASDAQ Capital Market closed at $2.65 per share. The non-detachable conversion feature of the 1.4 million Preferred Shares, allows conversion into 5.7 million common shares. The non-detachable conversion feature was in-the-money at the deemed commitment date of the Second Oak Closing of May 14, 2009 ($2.65 per common share, less $1.90 per common share). For purposes of measuring the “beneficial conversion option” (further described below), the commitment date of the Second Oak Closing was May 14, 2009, the date of the Second Oak Closing, rather than March 25, 2009, the date of the Oak Purchase Agreement, since the Oak Purchase Agreement contains a Material Adverse Effect (“MAE”) clause which could have allowed Oak, at their sole discretion, to have never completed the Second Oak Closing due to their rights under the Oak Purchase Agreement. Oak’s discretion in completing the Second Oak Closing due to the MAE, combined with the in-the-money non-detachable conversion feature of the Preferred Shares, required the Company to account for the resulting “beneficial conversion feature.” Accordingly, the Company recorded a $4.3 million increase to accumulated deficit for the immediate accretion of the related preferred stock discount and a coinciding increase of additional paid-in capital ($0.75 multiplied by 5.7 million common shares) which is included in the accompanying Consolidated Balance Sheets as of December 31, 2009.

Sale by Safeguard Scientifics, Inc.

In August and September 2009, Safeguard, through its wholly owned subsidiaries, completed the sale of an aggregate 18.4 million shares of its holdings in the common stock of the Company in an underwritten public offering which was pursuant to an effective registration statement filed with the SEC. The Company did not, and will not, receive any proceeds from the sale of such shares. The Company was nonetheless obligated to pay certain costs, expenses, and fees of $0.2 million which were incident to Safeguard’s sale, pursuant to an Amended and Restated Registration Rights Agreement dated as of February 27, 2009, by and among the Company, Safeguard, and certain of Safeguard’s wholly-owned subsidiaries. Such amount was recorded to general and administrative expenses in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. As a result of Safeguard’s sale of such shares and the earlier consummation of the Initial and Second Oak Closings, and other stock activity, its ownership of the Company’s issued and outstanding voting securities decreased to 28.0% as of December 31, 2009 (on an if-converted basis for Preferred Shares).

Share Registration Obligations of the Company

As required by the terms of the Oak Purchase Agreement, the Company entered into a Registration Rights Agreement with Oak on March 26, 2009, obligating the Company to register for resale the shares of common stock issuable upon the conversion of the Preferred Shares on a registration statement on Form S-3 to be filed with the SEC at least 90 days prior to March 26, 2010, which was filed with the SEC on December 22, 2009. The Company has from time to time completed several other private placements of its equity securities. In connection therewith, the Company has entered into certain agreements which require the Company to register, for resale, such investors’ securities under the Securities Act. The Company has concluded that it does not meet the conditions to accrue the estimated costs of preparing and filing such future registration statements after considering the terms of the registration rights agreements.

Stock Warrant Activity

The Company has issued stock warrants to various parties in connection with entering and maintaining certain credit facilities, as consideration for various licensing arrangements with other companies, and in conducting other general business. Stock warrant activity is summarized as follows:

	September 30,	September 30,
	Shares	Weighted Average Exercise Price
Warrants outstanding, December 31, 2008	3,195	$1.35
Granted	500	$1.38
Exercised	(2,099)	$1.37
Canceled	(183)	$2.00

Warrants outstanding, December 31, 2009	1,413	$1.26

The 1.4 million outstanding stock warrants as of December 31, 2009 are exercisable and have various expiration dates beginning June 2010 through February 2014.

(13) Redeemable Preferred Stock

In March and May 2009, the Company issued and sold an aggregate of 5.3 million Preferred Shares to Oak for aggregate gross consideration of $40.0 million. In connection with the issuance of the Initial and Second Oak Closing Shares, the Company incurred expenses of $1.4 million. These expenses were related to legal fees and investment banker commissions which were recorded in the accompanying Consolidated Balance Sheets for the year ended December 31, 2009, as a reduction of additional paid in capital, rather than expense. Accordingly, the Preferred Shares are presented at $38.6 million in the accompanying Consolidated Balance Sheets for the year ended December 31, 2009 ($40.0 million of aggregate Oak proceeds less $1.4 million of closing expenses in connection therewith).

Each Preferred Share will be voted with common shares on an as-converted basis and is initially convertible, at any time, into four shares of the Company’s common stock, though is subject to broad-based weighted-average anti-dilution protection in the event that the Company issues additional shares at or below the then-applicable conversion price for such share (initially $1.90 per share). This provision will not be triggered, however, unless and until the Company issues shares that, when aggregated with all shares issued after the initial closing, have an aggregate offer or issue price exceeding $5.0 million. The Preferred Shares will automatically convert if, at any time beginning 12 months after March 26, 2009, the Company’s common stock price is above $4.75 per share (as adjusted for stock splits, combinations, recapitalizations and the like) for 20 consecutive trading days over a 30-day trading period (all of which trading days must fall after March 27, 2010).

The Preferred Shares are senior to the Company’s common stock with respect to liquidation preference and dividends, in the event declared, in proportion to the relative number of common shares on an as-converted basis. The Preferred Shares do not accrue dividends. Upon any liquidation of the Company, before any distribution or payment is made to any other stockholders, each Preferred Share holder is entitled to receive a liquidation payment. The liquidation payment is the greater of (1) the initial purchase price of $7.60 per Preferred Share (equal to $1.90 per common share on an if-converted basis, and subject to adjustment for any stock splits, stock dividends or other recapitalizations) plus declared and unpaid dividends thereon or (2) such amount per Preferred Share as would have been payable had each Preferred Share been converted into common stock immediately prior to such liquidation. At any time after March 26, 2013, the Company may, at its option, redeem all Preferred Shares for an amount equal to its full liquidation preference.

The Company’s stock price on the NASDAQ Capital Market closed at $2.65 per common share on December 31, 2009, which exceeded the Preferred Shares’ $1.90 liquidation value per common share on an if-converted basis. The Company therefore calculated the Preferred Shares’ liquidation preference of $55.8 million, disclosed in the accompanying Consolidated Balance Sheets, by multiplying 21.1 million common shares (on an if-converted basis from Preferred Shares) by the $2.65 per common share value. The Company has determined that the events included within the Oak Purchase Agreement, that would give rise to a liquidation payment to the holders of the Preferred Shares, were of minimal probability of occurrence. There are no planned or developing transactions known to the Company’s management that would result in the liquidation of the Company, or result in any change of control of the Company, to require such liquidation payment by the Company to the holders of the Preferred Shares. The carrying amount of the Preferred Shares will be adjusted to its redemption amount only in the event that redemption becomes probable.

The redemption rights of the Preferred Shares are immediately triggered by the occurrence of certain business events enumerated in the Stock Purchase Agreement with Oak. All such business events are deemed to be within the Company’s control, except beginning in the third quarter of 2009, an event of a change in control of the Company, whether by acquisition or merger. As of August 21, 2009, an event of a change of control of the Company became possible with the effective registration of Safeguard’s holdings in the Company through a registration statement on Form S-3 filed with the SEC (the “Safeguard S-3”). The Safeguard S-3 resulted in the ability of a third-party to acquire over 50% of registered shares of the Company on the open market. Due to limitations of the resale of Safeguard’s then unregistered securities of the Company under Rule 144 of the Securities Act, a change of control could not legally occur prior to the effectiveness of the Safeguard S-3. Accordingly, the Preferred Shares have been reclassified to temporary equity (rather than permanent equity) within the accompanying Consolidated Balance Sheets, as required under applicable GAAP, since all such redemption events are not solely at the option of the Company as of December 31, 2009.

(14) Income Taxes

The following table provides the components of income tax benefit:

September 30,
Year Ended December 31, 2009
Provision for income taxes:
Continuing operations (exclusive of gain on sale from ACIS Business)	$—
Gain on sale from ACIS Business	(599)

Total income tax benefit	$(599)

The following table summarizes the tax effects of temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis, less valuation allowances:

September 30,
December 31, 2009
Deferred tax assets:
Current:
Accrued vacation	$434
Contractual allowances	953
Allowance for doubtful accounts	3,485
Other	54

Gross current deferred tax assets	4,926
Non-current:
Net operating loss carryforward	52,014
Research and development and other tax credits	62
Depreciation	384
Intangible assets, net of amortization	—
Deferred rent	612
Landlord reimbursements	780
Stock-based compensation	1,384
Other	62

Gross non-current deferred tax assets	55,298

Total gross deferred tax assets	60,224

Valuation allowance	(55,423)

Deferred tax assets, net of valuation allowance	$4,801

Deferred tax liability:
Intangible assets, net of amortization	$(4,801)

Net deferred tax assets	$—

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realizability of the deferred tax assets, the Company maintains a full valuation allowance against its deferred tax assets as of December 31, 2009. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.

The Company’s deferred tax assets and valuation allowance increased by $0.9 million as of December 31, 2009, from December 31, 2008, primarily as a result of the Company’s 2009 operating losses and the deferred tax assets which relate to the AGI acquisition (see Note 15).

The Company did not include potential federal and state research and development credits of $0.4 million generated by AGI prior to its acquisition by the Company, thus the $60.2 million gross deferred tax assets balance as of December 31, 2009 excludes such amount. The Company is in process of evaluating these potential research and development credits and expects to adjust its gross deferred tax assets balance for such estimated available amount, if any, in 2010.

As of December 31, 2009, the Company had net operating loss carry forwards for federal and state income tax purposes of approximately $139.7 million and $85.4 million, respectively, which expire during the years 2011 through 2029.

Included in the net operating loss deferred tax asset above is approximately $1.7 million of the federal net operating loss carryforwards attributable to excess stock option deductions. Due to the provisions of accounting for share-based payments concerning the timing of tax benefits related to excess stock deductions that can be credited to additional paid in capital, the related valuation allowance cannot be reversed, even if the facts and circumstances indicate that it is more likely than not that the deferred tax asset can be realized. The valuation allowance will only be reversed as the related deferred assets are applied to reduce taxes payable. The Company follows tax law ordering to determine when such net operating loss has been realized.

Due to both historical and recent changes in the capitalization structure of the Company, the utilization of net operating losses may be limited, pursuant to Section 382 of the Internal Revenue Code.

The differences between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

September 30,
Year Ended December 31, 2009
Loss from continuing operations before income taxes	$(7,552)

Statutory federal income tax rate	34%
Computed expected federal tax income benefit	(2,568)

Increase (decrease) in taxes resulting from:
Nondeductible expenses	559
Change in valuation allowance	2,009
Benefit due to recognized tax expense on ACIS Sale	(599)

Income tax benefit from continuing operations	$(599)

On January 1, 2007, the Company adopted applicable GAAP which clarifies the criteria for recognizing tax benefits related to uncertain tax positions, and requires additional financial statement disclosure. Such GAAP requires that the Company recognize in its consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained upon examination, based on the technical merits of the position.

The following is a rollforward of the Company’s total gross unrecognized tax benefits, excluding interest and penalties, for the year ended December 31, 2009. These amounts relate to unrecognized tax benefits that would impact the effective tax rate if recognized, absent the valuation allowance:

September 30,
Gross Unrealized Tax Benefits
Balance at December 31, 2008	$3,200
Additions for tax positions (AGI research and development tax credits)	359
Decreases for tax positions	—

Balance at December 31, 2009	$3,559

The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense, but recognized no interest or penalties during the year ended December 31, 2009. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within 12 months of December 31, 2009. The Company does not expect any material increase or decrease in its income tax expense during the next 12 months related to examinations or changes in uncertain tax positions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions. Tax years 2006 and forward remain open for examination for federal tax purposes and tax years 2005 and forward remain open for examination for the Company’s more significant state tax jurisdictions. To the extent used in future years’ tax returns, net operating loss and capital loss carryforwards at December 31, 2009 will remain subject to examination until the respective tax year of utilization is closed.

(15) Business Combination

AGI Acquisition Overview

On December 21, 2009 (the “Closing Date”), the Company completed the acquisition of all the issued and outstanding stock of AGI (the “AGI Acquisition”) in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of December 21, 2009, by and between the Company and AGI (the “AGI Agreement”). As of the Closing Date, AGI developed 10 prognostic and predictive multivariate immunohistochemistry-based (IHC) biomarkers for use in assessing the recurrence rates of various cancers, particularly lung cancer, and the likelihood of favorable response to various treatment options. The Company intends to use the intellectual property obtained through the AGI Acquisition to expand its menu of oncology diagnostic testing services. Since December 21, 2009, the results of operations of AGI have been included in the accompanying Consolidated Statements of Operations.

On the Closing Date, two former executive officers of AGI joined the Company as its Chief Scientific Officer and Senior Vice President and General Manager, Huntsville Facility, and Technology Assessment. Six other former employees of AGI have also joined the Company in business development, research and development, and laboratory services roles.

The AGI purchase price consisted of 4.4 million of the Company’s common shares (the “Upfront Shares”) and a maximum of an additional 3.2 million of its common shares (the “Contingent Shares”), upon the achievement of certain revenue and scientific publication milestones (the “AGI Milestones”) by December 31, 2012. The Company’s management believes that the milestones have a high probability of being met, thus resulting in the issuance of the Contingent Shares for a total purchase price consisting of 7.6 million common shares, inclusive of the issuance of 0.6 million stock option awards, exchanged from AGI stock into Company stock. The 0.6 million exchanged stock options awards were estimated by the Company’s management to be of equal value as of the Closing Date.

The Company’s closing stock price on December 21, 2009 was $2.48 per common share. The AGI purchase price equates to $15.6 million (7.6 million shares multiplied by $2.48, less $3.2 million). The $3.2 million represents, in the aggregate, the Company’s estimate of an appropriate discount to the purchase price for (i) certain liquidity restrictions on the Upfront and Contingent Shares, (ii) the contingency associated with the Contingent Shares, and (iii) the volatility associated with the Company’s stock, net of the expected proceeds to the Company from future exercises of the exchanged stock option awards.

The AGI acquisition was accounted for as a business combination under applicable GAAP, requiring the use of the acquisition method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the Closing Date.

As of December 31, 2009, an aggregate 1.4 million of the Contingent Shares met the requirements for liability accounting under applicable GAAP (the “Variable Shares”). The Variable Shares are variable with respect to number of common shares that, depending on the sequence of AGI Milestone achievements, are issuable by December 31, 2012, though limited to an aggregate issuance of 3.2 million Contingent Shares. The Company, therefore, recorded a $2.7 million long term liability reported as “contingently issuable common shares” on its Consolidated Balance Sheets as of December 31, 2009. The $2.7 million long term liability was derived from a calculation performed by the Company that involves the estimated probability and timing of Variable Share achievement, into a single, present-valued amount, utilizing (i) certain liquidity restrictions on the Variable Shares, (ii) the contingency associated with the Variable Shares, and (iii) the volatility associated with the Company’s stock.

The fair value of the Variable Shares was determined based on Level 3 inputs (see Note 2(m)). The following table summarizes the fair value measurements of the Variable Shares:

September 30,
Variable Shares value
December 31, 2008	$—
Issuance of Variable Shares	2,650
Realized/unrealized gains or losses	—

December 31, 2009	$2,650

Direct Costs of the AGI Acquisition

The Company’s direct costs of the AGI Acquisition included legal and accounting fees of $0.3 million. Such amount is included in general and administrative expenses within the accompanying Consolidated Financial Statements for the year ended December 31, 2009.

AGI Purchase Price Allocation

The AGI purchase price of $15.6 million was allocated as follows:

September 30,
Cash	$5
Prepaid expenses	21
Identifiable intangible assets	11,684
Accounts payable and other current liabilities	(68)

Total identifiable net assets	11,642

Goodwill	3,959

Total purchase price allocation	$15,601

Identified intangible assets associated with the acquisition of AGI will be amortized to cost of services or research and development over the estimated period of benefit. The below table summarizes the acquired identifiable intangible assets’ fair value, estimated useful life, estimated annual amortization expense, and expense classification in the Consolidated Statement of Operations:

	September 30,	September 30,	September 30,	September 30,
Identified Intangible Assets	Fair Value	Estimated Useful Life (years)	Estimated Annual Amortization Expense	Consolidated Statement of Operations Classification
Biomarkers (a)	$11,349	7	$1,621	Cost of services
In-process research and development (a)	76	7	11	Research and development
Issued patents (b)	26	7	4	Cost of services
Patent applications(b)	123	7	18	Cost of services
Non-competition agreements (c)	110	3	37	Research and development

Total	$11,684		$1,691

(a)	To estimate fair value of biomarkers, the Company used the “income approach” which is a valuation technique that converts the estimated commercialization probability and future expected net cash flows to be derived from these assets into a single, present-valued amount.

(b)	To estimate fair value of issued patents and patent applications, the Company used the “cost approach” which determines the fair value in terms of cost (i.e. current cash expenditures) required to recreate or develop the underlying intangible assets.

(c)	To estimate fair value, the Company determined the cash flows that are “protected” by the non-competition agreements using a variant of the income approach, called the “postulated loss of income approach”. In applying this approach, the Company’s cash flows were forecasted in two separate scenarios: one with and one without the presence of the non-competition agreements. The difference in cash flows, at present value, represents the benefit of the non-competition agreements.

Goodwill

Goodwill of $4.0 million represents the difference of the AGI purchase price of $15.6 million minus the net identifiable intangible and tangibles assets acquired. None of the goodwill resulting from the AGI Acquisition is expected to be deductible for tax purposes. In accordance with GAAP, the Company will not amortize goodwill, though goodwill is subject to periodic impairment testing.

Pro Forma Financial Information

The following unaudited pro forma financial information is presented to reflect the results of operations for the year ended December 31, 2009 as if the acquisition of AGI had occurred on January 1, 2009. These pro forma results have been prepared for general comparative purposes only. These pro forma results do not purport to be indicative of what operating results would have been, had the acquisition actually taken place on January 1, 2009, and may not be indicative of future operating results:

September 30,
Year Ended December 31, (unaudited) 2009
Net revenue	$91,599
Net loss	(7,676)
Net loss applicable to common stockholders	(11,966)
Net loss per share applicable to common stockholders — basic and diluted	$(0.14)

Weighted average shares — basic and diluted	81,671

(16) Quarterly Financial Results (unaudited)

Quarterly Results of Operations

(in thousands except for per share information)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Net Revenue	Gross Profit	Income (Loss) From Continuing Operations, Net of Tax	Income From Discontinued Operations. Net of Tax	Net Income (Loss)	Net Loss Applicable to Common Stockholders	Net Loss per Share Applicable to Common Stockholders

Three Months Ended:

December 31, 2009	$23,252	$12,820	$(2,690)	$—	$(2,690)	(2,690)	$(0.03)
September 30, 2009	21,425	11,629	(3,235)	—	(3,235)	(3,235)	(0.04)
June 30, 2009	23,730	13,808	29	—	29	(4,261)	(0.06)
March 31, 2009 (a)	23,192	14,235	(1,057)	901	(156)	(156)	(0.00)

(a)	Presented amounts are inclusive of certain adjustments, as discussed in Note 18, and summarized in the below table:

	September 30,	September 30,
	Three Months Ended March 31, 2009
	Previously Reported	As Adjusted
Condensed Consolidated Statements of Operations:
Income tax benefit	$—	$599
Loss from continuing operations	(2,321)	(1,057)
Income from discontinued operations, net of income taxes	1,500	901

Net income (loss) per share applicable to common stockholders — basic and diluted:
Loss from continuing operations	$(0.03)	$(0.02)
Income from discontinued operations	0.02	0.01

(17) Commitments and Contingencies

Significant Operating Leases

The Company has a number of active laboratory equipment and office equipment leases (capital and operating) with various providers as of December 31, 2009. See Note 8 for a table of the Company’s capital lease obligations as of December 31, 2009. The Company’s most significant operating leases are discussed below.

Corporate Headquarters and Diagnostic Services Laboratory: The Company’s corporate headquarters and diagnostic services laboratory is located in Aliso Viejo, California, where it leases a facility of approximately 78,000 square feet. The initial ten-year term of the lease commenced on December 1, 2005, and the Company has the option to extend the lease term for up to two additional five-year periods. The annual base rent was increased to $1.4 million on December 1, 2008, exclusive of certain maintenance expenses for which the Company is responsible. Thereafter, the base rent will be increased 3.0% annually effective on December 1 of each year.

The landlord of the Company’s Aliso Viejo facility has agreed to reimburse the Company up to $3.5 million for the costs associated with various facility improvements. Through December 31, 2009, the landlord has reimbursed the Company $3.3 million of such costs.

Research and Development and Biopharmaceutical Services Centers: The Company leases its research and development and biopharmaceutical services centers in Huntsville, Alabama and Burlingame, California, comprising approximately 6,500 aggregate square feet. The Huntsville lease expires in January 2013. The Burlingame lease expires in March 2010 and will not be renewed. The aggregate annual base rent for these facilities is $0.1 million.

At December 31, 2009, future minimum lease payments for all operating leases were as follows (in thousands):

September 30,
2010	$1,784
2011	1,824
2012	1,847
2013	1,803
2014	1,726
Thereafter	1,542

$10,526

Legal Proceedings

The Company, from time to time, is involved in legal actions arising from the ordinary course of business. In the opinion of the Company’s management, the ultimate disposition of any threatened or pending legal actions, individually or in the aggregate, would not have a material adverse effect on the Company’s business, financial condition, or results of operations.

(18) Corrections of Immaterial Presentation Error in Prior Period

During the third quarter of 2009, the Company determined that it did not properly present the income tax effect of the ACIS Sale (see Note 4) between continuing operations and discontinued operations on its Consolidated Statements of Operations for the year ended December 31, 2007, and its Condensed Consolidated Statements of Operations for the three months ended March 31, 2009 and six months ended June 30, 2009. Applicable GAAP provides guidance on the process by which an entity should allocate its total tax provision or benefit to the various components of the income statement, including continuing and discontinued operations.

The ACIS Sale occurred on March 8, 2007. Previously reported income from discontinued operations for the year ended December 31, 2007 was $5.4 million. The proper presentation under applicable GAAP requires the associated income tax benefit within continuing operations, and income from discontinued operations to be presented net of income taxes, as summarized in the below table.

The Company evaluated the materiality of the errors, which had no impact on previously reported net loss, from qualitative and quantitative perspectives, and concluded that the errors in presentation were immaterial to the previously filed consolidated financial statements. The below table summarizes the adjustments for the year ended December 31, 2007 (in thousands):

	September 30,	September 30,
	Year Ended December 31, 2007
	Previously Reported	As Adjusted
Condensed Consolidated Statements of Operations:
Income tax (expense) benefit	$(23)	$2,088
Loss from continuing operations, net of income taxes	(14,169)	(12,058)
Income from discontinued operations, net of income taxes	5,412	3,301

Net income (loss) per share applicable to common stockholders — basic and diluted:
Loss from continuing operations	$(0.20)	$(0.17)
Income from discontinued operations	0.08	0.05

See Note 16 for a table summarizing the effects of such adjustments for the three months ended March 31, 2009. Zeiss, the acquirer in the ACIS Sale, acknowledged the satisfaction of certain post-closing conditions. In connection therewith, a $1.5 million payment was due to the Company in March 2009, though was received in April 2009. The Company previously recorded the $1.5 million as income from discontinued operations to its Condensed Consolidated Statements of Operations for the three months ended March 31, 2009. The proper presentation under applicable GAAP requires the associated income tax benefit within continuing operations, and income from discontinued operations to be presented net of income taxes.

(19) Subsequent Event (unaudited)

Acquisition of the Company by General Electric

On October 22, 2010, the Company entered into a merger agreement with General Electric and its subsidiary (the “Merger Agreement”), pursuant to which General Electric, through its subsidiary, commenced an offer to acquire all of the outstanding shares of the Company, including its common shares and Series A preferred shares, at a price per common share of $5.00 and a price per Series A preferred share of $20.00 (the “Offer Price”).

On December 22, 2010, the Company consummated the Merger Agreement, resulting in the Company becoming a wholly-owned subsidiary of General Electric as of that date.

In connection with the merger, all outstanding Company stock options, whether vested or unvested, were deemed to be exercised and terminated in exchange for a payment in cash of the excess, if any, of the Offer Price over the exercise price per share of such stock option; all vesting restrictions applicable to shares of restricted common stock were fully accelerated, and such shares of restricted common stock were cancelled and converted into the right to receive the Offer Price; and all outstanding warrants were converted into the right to receive the excess, if any, of the Offer Price over the exercise price per share of such warrant.